Nanotechnology-Enabled Targeted Viricides”

A Publicly Traded Company, “NNVC”

www.nanoviricides.com

March 15, 2010

Via Edgar Only

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler,
Assistant Director

Re:	NanoViricides, Inc.
Registration Statement on Form S-3
Filed on March 4, 2010
File No. 333-165221

Dear Mr. Riedler:

Please be advised that the undersigned is the duly elected Chief Executive Officer of NanoViricides, Inc. (the "Registrant").  Having been advised that the Commission has no further comments to the Registrant's Form S-3 Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Wednesday, March 17, 2010 at 9:00 a.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

Eugene Seymour, MD MPH

135 Wood Street, Ste. 205, West Haven, CT 06516. Tel./Fax: 203-937-6137.